

Mail Stop 4546

October 28, 2015

Via E-mail
Christian Hogg
Chief Executive Officer
Hutchison China MediTech Limited
Room 2108, 21/F, Hutchison House
10 Harcourt Road
Hong Kong

> **Re: Hutchison China MediTech Limited**
> **Registration Statement on Form F-1**
> **Filed October 16, 2015**
> **File No. 333-207447**

Dear Mr. Hogg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1.   We note that you have filed a form of legal opinion. Please confirm that you will file an actual legal opinion prior to a request for acceleration. In addition, it is not permissible for the legal opinion to include assumptions that assume away the relevant issues or ascertainable facts, such as "that the resolutions contained in the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended[.]" For guidance, please see the Division's Staff Legal Bulletin No. 19 (October 14, 2011) at Section II.B.3.a.

Exhibits 8.1 and 8.2

2.   Similarly, we note that you have filed form of tax opinions. Confirm that you will
        file actual tax opinions prior to effectiveness.

3.   Counsel must opine on all material tax consequences of the offering, not merely the
        accuracy of the description in the prospectus. In contrast, we note the statement in
        the opinion filed as Exhibit 8.1 that "such discussion [in the prospectus] constitutes,
        in all material respects, a fair and accurate summary of the United States federal
        income tax consequences…" and that the discussion "represents" counsel's opinion.
        Similarly, we note the statement in the opinion filed as Exhibit 8.2 that the discussion
        in the prospectus is "accurate in all material respects[.]" Please obtain and file
        revised opinions stating in each case that the respective disclosure identified in the
        prospectus is the opinion of the named counsel. For guidance, please see Staff Legal
        Bulletin No. 19 at Sections III.B.2 and III.C.2.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement, please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration

statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Paul Boltz
        Ropes & Gray

        Mary Kathryn Papaioannou
        Ropes & Gray

        Jimmy Gao
        Ropes & Gray